Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement No. 333-121837 of Terra Industries Inc. on Form S-3 of our reports dated March 11, 2005, relating to the consolidated financial statements and the financial statement schedule of Terra Industries Inc., (which report expressed an unqualified opinion and includes an explanatory paragraph referring to the Company’s 2002 change in methods of accounting for goodwill and other intangible assets) and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Terra Industries Inc. for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

March 17, 2005